# CLOUDFARM, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2021, AND DECEMBER 31, 2020

*DATE ISSUED: AUGUST 30, 2022*

**CLOUDFARM, INC.**

**Audited Financial Statements**

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

CONTENTS OF REPORT

**Lama Najib**
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

**PROCYON FINANCIAL LLC**

**24A Trolley Square #2289**

**Wilmington, DE 19806**

## INDEPENDENT AUDITOR'S REPORT

To the stockholders of CLOUDFARM, INC.,

38 Pond Ln, Ste C Middlebury,

Vermont #05753

I have audited the accompanying financial statements of CLOUDFARM, INC., which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of CLOUDFARM, INC. as of December 31, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


CPA Colorado
0033681

08/30/2022

## CLOUDFARM, INC.

### BALANCE SHEET

### AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

| | | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ | 103,329 | 15,831 |
| Merchant accounts receivable | | 7,351 | 38,546 |
| Security deposits | | 9,800 | 4,000 |
| Prepaid rent | | 4,900 | 4,000 |
| Inventories | | 331,127 | 165,874 |
| Other current assets | | 3,184 | 1,548 |
| Total current assets | | 459,691 | 229,799 |
| Fixed assets: | | | |
| Property, plant & equipment | | | |
| Furniture, fixtures, equipment & Computers | | 166,739 | 121,081 |
| (Less accumulated depreciation) | | (113,498) | (94,097) |
| Net Fixed Assets | | 53,241 | 26,984 |
| Intangible assets: | | | |
| Patents, design, and website costs | | 63,062 | 58,162 |
| (Less accumulated amortization) | | (31,895) | (25,589) |
| Net intangible assets | | 31,167 | 32,573 |
| Non-current assets: | | | |
| Total non-current assets | | - | - |
| **Total Assets** | $ | **544,099** | **289,356** |
| **Liabilities & Stockholders' Equity (deficit)** | | | |
| Current liabilities: | | | |
| Merchant accounts payable | | - | 114,981 |
| Short term notes and loans | | 114,809 | 126,259 |
| SAFEs and convertible debt | | 450,000 | - |
| Other payables | | 22,158 | 11,953 |
| Payroll & sales tax payable | | 1,591 | 5,653 |
| Total current liabilities | | 588,558 | 258,846 |

The accompanying notes are an integral part of these financial statements.

**CLOUDFARM, INC.**

**BALANCE SHEET**

(Continued)

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

| | | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|---|
| Non-current liabilities: | | | |
| Total non-current liabilities | | - | - |
| **Total Liabilities** | | **588,558** | **258,846** |
| Stockholders' equity (deficit): | | | |
| Common stock, $0.00001 par value, 20,000,000 shares authorized,13,022,569 and 9,648,241 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively | | 130 | 96 |
| Series Seed-I Preferred stock, $0.00001 par value, 2,508,798 shares authorized, 2,508,798 and 2,508,798 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively | | 25 | 25 |
| Series Seed Preferred stock, $0.00001 par value, 4,340,277 shares authorized, 1,432,290 and 1,323,782 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively | | 14 | 13 |
| Additional paid in capital | | 1,922,111 | 1,577,966 |
| Accumulated Profits (losses) | | (1,547,590) | (1,427,000) |
| Net income (loss) | | (419,149) | (120,590) |
| **Total stockholders' equity (deficit):** | | **(44,459)** | **30,510** |
| **Total Liabilities and stockholders' equity** | $ | **544,099** | **289,356** |

The accompanying notes are an integral part of these financial statements.

# CLOUDFARM, INC.

## STATEMENT OF INCOME

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

| | | 2021 | 2020 |
|---|---|---|---|
| **Revenue:** | | | |
| Gross Income from Product | $ | 2,187,316 | 1,629,376 |
| (Less: Product returns and refunds) | | (64,743) | (270,572) |
| (Less: Product discounts) | | (203,033) | (23,708) |
| Net revenues | | 1,919,540 | 1,335,096 |
| **Cost of goods sold:** | | **1,029,295** | **863,459** |
| **Gross profit** | | 890,245 | 471,637 |
| **Expenses:** | | | |
| Salaries, benefits & payroll taxes | | 306,138 | 169,650 |
| Consulting and Advisory | | 230,947 | 40,491 |
| Dues & Subscriptions | | 611,428 | 317,348 |
| Insurance | | 18,615 | 6,290 |
| Legal & Professional Services | | 96,128 | 17,608 |
| Travel & Transportation | | 4,004 | 447 |
| Rent | | 53,400 | 39,439 |
| Office expenses | | 32,358 | 27,558 |
| Depreciation | | 19,401 | 12,413 |
| Amortization | | 6,306 | 5,556 |
| Utilities | | 3,176 | 2,094 |
| Repairs & Maintenance | | 28,521 | 2,040 |
| Miscellaneous expenses | | 488 | 732 |
| Total Expenses | | 1,410,910 | 641,666 |
| **Income from operations (loss)** | | **(520,665)** | **(170,029)** |
| **Other Income (Expenses):** | | | |
| SBA- Paycheck protection program grant | | 86,642 | - |
| SBA- CARES act loan payments | | 14,870 | 49,439 |
| Other Income | | 4 | - |
| Total Other Income (expenses) | | 101,516 | 49,439 |
| Net income (loss) for the year | $ | **(419,149)** | **(120,590)** |

The accompanying notes are an integral part of these financial statements.

# CLOUDFARM, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

| | Common stock (shares) | Common stock, (par) | Preferred stock- Series I (shares) | Preferred stock- Series Seed-I (par) | Preferred stock- Series Seed (shares) | Preferred stock- Series I (par) | Additional paid-in Capital | Retained earnings (accumulated deficit) | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning Balance, December 31, 2019** | 9,648,241 | 96 | 2,508,798 | 25 | 1,323,782 | 13 | 1,567,966 | (1,427,000) | **141,100** |
| Issuance of Common stock | - | - | - | - | - | - | - | - | **-** |
| Issuance of Preferred stock | - | - | - | - | - | - | - | - | **-** |
| Paid-in Capital | - | - | - | - | - | - | 10,000 | - | **10,000** |
| Net income (loss) | - | - | - | - | - | - | - | (120,590) | **(120,590)** |
| **Ending Balance, December 31, 2020** | **9,648,241** | **96** | **2,508,798** | **25** | **1,323,782** | **13** | **1,577,966** | **(1,547,590)** | **30,510** |
| Issuance of Common stock | 3,374,328 | 34 | - | - | - | - | 294,146 | - | **294,180** |
| Issuance of Preferred stock | - | - | - | - | 108508 | 1 | 49,999 | - | **50,000** |
| Net income (loss) | - | - | - | - | - | - | - | (419,149) | **(419,149)** |
| **Ending Balance, December 31, 2021** | **13,022,569** | **130** | **2,508,798** | **25** | **1,432,290** | **14** | **1,922,111** | **(1,966,739)** | **(44,459)** |

The accompanying notes are an integral part of these financial statements.

**CLOUDFARM, INC.**

## STATEMENT OF CASH FLOWS

## AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

| | | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|---|
| Cash flow From Operating Activities: | | | |
| Net income (loss) | $ | (419,149) | (120,590) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | | |
| Depreciation | | 19,401 | 12,413 |
| Amortization | | 6,306 | 5,556 |
| Changes in: | | | |
| Prepaid expenses | | (5,800) | (3,266) |
| Inventories | | (165,254) | 119,795 |
| Other current assets | | (4,987) | (1,362) |
| Prepaid rent | | (900) | (4,000) |
| Other payables | | 10,205 | 9,702 |
| Payroll and sales tax payable | | (4,062) | 940 |
| Net cash provided (used) by operating activities | | **(564,240)** | **19,188** |
| | | | |
| Cash flow From Investing Activities: | | | |
| Equipment | | (45,658) | (17,281) |
| Patents | | (4,900) | (6,565) |
| Net cash provided (used) by investing activities | | **(50,558)** | **(23,846)** |
| | | | |
| Cash flow from Financing Activities | | | |
| Proceeds from (settlement of) debt | | 438,551 | 8,391 |
| Paid in capital | | - | 10,000 |
| Proceeds from issuance of common and preferred stock | | 263,745 | - |
| Net cash provided (used) by financing activities | | **702,296** | **18,391** |
| | | | |
| Increase (decrease) in Cash | | 87,498 | 13,733 |
| Cash, beginning of year | | 15,831 | 2,098 |
| **Cash, end of year** | $ | **103,329** | **15,831** |

The accompanying notes are an integral part of these financial statements.

**CLOUDFARM, INC.**

## NOTES TO THE FINANCIAL STATEMENTS

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

### About the Company & its Nature of operations

CLOUDFARM, INC. ("the Company"), is a corporation formed pursuant to the Delaware General Corporation law on November 3, 2014 and is located and headquartered in Vermont. The Company operates in the agricultural sector and sells distributed farming systems to retail customers for use in the production of home-grown organic foods. The farming system includes prefabricated garden seedsheet, with seeds and soil embedded in water-soluble pods within a weed barrier fabric. The system utilizes software driven plant algorithm in the selection of plants and their physical arrangement within each seedsheet.

The Company offers its products through Amazon, Shopify and GiddyUp platforms.

On December 20, 2016, the Company registered a trademark under the name SEEDSHEET.

The Company currently has a patent for a 'Customizable Plant Growing System' originally published on October 5, 2017.

### Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses (totaling $1,966,739 and $1,547,590 as of December 31, 2021, and December 31, 2020, respectively). Additionally, the Company had a stockholders' deficit balance of $44,459 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 30, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the

Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

**Fiscal year**

The Company operates on a December 31st year-end.

**Summary of significant accounting policies:**

**Basis of accounting**

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

**Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies, and derivative and warrant liabilities.

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Cash and cash equivalents**

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation

insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives. PPE consists of Equipment, furniture & fixtures and computers that are depreciated based on a useful life which ranges between five (5) and ten (10) years as per the schedule below:

| Asset | Equipment | furniture & fixtures | Computers | Totals |
|---|---|---|---|---|
| Historical Cost- As of December 31, 2019 | 84,936 | 12,340 | 6,524 | 103,800 |
| Accumulated depreciation as of December 31, 2019 | (74,068) | (3,702) | (3,914) | (81,684) |
| Additions (disposals)- 2020 | 17,281 | - | - | 17,281 |
| Depreciation expense- 2020 | (9,874) | (1,234) | (1,305) | (12,413) |
| **Net book value as of December 31, 2020** | **18,275** | **7,404** | **1,305** | **26,984** |
| Additions (disposals)- 2021 | 45,658 | - | - | 45,658 |
| **Depreciation expense- 2021** | (16,862) | (1,234) | (1,305) | (19,401) |
| **Net book value as of December 31, 2021** | **47,071** | **6,170** | **-** | **53,241** |

**CLOUDFARM, INC.**

**NOTES TO THE FINANCIAL STATEMENTS**

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

### Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Capitalized Intangible costs consist of fees paid to third parties for patent acquisition, development of website and product design as per the schedule below:

| Asset | Website | Product design | Patents | Totals |
|---|---|---|---|---|
| Historical Cost- As of December 31, 2019 | 8,402 | 23,580 | 19,615 | 51,597 |
| Accumulated depreciation as of December 31, 2019 | (3,360) | (9,432) | (7,241) | (20,033) |
| Additions (disposals)- 2020 | - | - | 6,565 | 6,565 |
| Depreciation expense- 2020 | (840) | (2,358) | (2,358) | (5,556) |
| **Net book value as of December 31, 2020** | **4,202** | **11,790** | **16,581** | **32,573** |
| Additions (disposals)- 2021 | - | - | 4,900 | 4,900 |
| **Depreciation expense- 2021** | (840) | (2,358) | (3,108) | (6,306) |
| **Net book value as of December 31, 2021** | **3,362** | **9,432** | **18,373** | **31,167** |

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the

estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

**SAFEs (Simple Agreements for Future Equity) and convertible notes**

Between August 17, 2021, and November 30, 2021, the Company received financing totaling $450,000 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have a post money valuation cap of $10,000,000.

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences, and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

**Short term notes and loans**

On February 26, 2020, the Company secured a promissory note from a certain party for the principal sum of $26,000 bearing interest at a rate of 10% per annum. The loan's use was restricted for the purpose of settling lease payments, securing a patent for an intellectual property petition and funding sales and distribution operations for certain deals. The Company paid back all dues under the note (totaling $26,257) on April 1, 2020.

On January 23, 2019, the Company obtained a loan from a certain party for the principal sum of $14,000 bearing interest at a rate of 5.50%. The loan had a term of four months, but the Company settled this loan on April 19, 2020, for a total of $14,976.74.

On March 1, 2018, the Company obtained a loan from The U.S. Small Business Administration ("SBA") for a principal amount of $125,000 bearing interest at a rate of 8.00% per annum. The loan had a term of three (3) years with payments amortized over a thirty (30) month period. The Company had settled the loan in its entirety as of March 2021 (with $64,308 being settled directly by the SBA pursuant to the CARES act).

As a part of the CARES Act (a COVID-19 program), the SBA is authorized to pay six months of principal, interest, and any associated fees that borrowers owe for all 7(a), 504, and Microloans reported in regular servicing status (excluding Paycheck Protection Program loans). This debt relief to borrowers was originally dependent on the loan being fully disbursed prior to September 27, 2020, and does not apply to loans made under the Economic Injury Disaster Loan program.

During 2021, the Company entered into a capital agreement with Shopify Capital Inc. ("the buyer") in which the Company received $130,000 in advance in exchange for agreeing to sell $146,900 in its receivables to the buyer. The Company remits the payments to the buyer on daily basis in the amount that is equal to the remittance rate (17.00%) multiplied by the receivables in

any given day. As of December 31, 2021, the outstanding balance under this agreement totaled $111,809.

**SBA- Paycheck protection program grant**

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $86,842 during February 2021, and the loan was fully forgiven in November 2021, and the forgiveness amount was recorded in other income.

**Related Party Transactions**

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

During the years 2021 and 2020, Mr. Cameron MacKugler received a salary of $67,500 and $57,115, respectively, in exchange for his services as the Company's Chief Executive Officer.

As of December 31, 2021, Mr. MacKugler owned 9,000,000 shares of the Company's common stock (representing approximately 69% of the total common stock issued and outstanding).

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

**Recently issued accounting pronouncements**

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

**CLOUDFARM, INC.**

**NOTES TO THE FINANCIAL STATEMENTS**

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

**Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

**Income taxes**

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

**CLOUDFARM, INC.**

**NOTES TO THE FINANCIAL STATEMENTS**

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

There is no income tax provision for the Company for the years December 31, 2021, and December 31, 2020, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company is subject to franchise tax requirements in the state of Delaware and income tax requirements in the state of Vermont .

**Stockholders' Equity**

Authorized stock

Under the most recent articles of incorporation (as amended on July 13, 2018), the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of all classes of stock that the Corporation has authority to issue is 26,849,075, consisting of (a) 20,000,000 shares of Common Stock, $0.00001 per share and (b) 6,849,075 shares of Preferred Stock, $0.00001 per share. 4,340,277 shares of the authorized and unissued Preferred Stock of the Corporation are designated "Series Seed Preferred Stock", and 2,508,798 shares of the authorized and unissued Preferred Stock of the Corporation are designated "Series Seed-I Preferred Stock" (Series Seed Preferred Stock and Series Seed-I Preferred Stock collectively, "Preferred Stock").

Post liquidation stockholder rights: Preferred stockholders

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock

then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Series Seed Original Issue Price or Series Seed-I Original Issue Price as applicable for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock the full amount to which they are entitled, the holders of shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Post liquidation stockholder rights: Common stockholders

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Conversion rights of Preferred stockholders

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully

paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The Series Seed Conversion Price" shall initially be equal to $0.4608. The "Series Seed-1 Conversion Price" shall initially be equal to $0.3687.

Series Seed Preferred Stock Agreement

On July 13, 2018, the Company issued 2,508,798 in Series Seed-I Preferred Stock and 325,520 in Series Seed Preferred Stock pursuant to a securities offering made to accredited investors as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The securities were issued in exchange for cancellation of SAFEs for a total of $925,000 and $149,999.62 in cash proceeds.

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock, issued and outstanding was 13,022,569 and 9,648,241, respectively.

Preferred Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Preferred Stock issued and outstanding was 3,941,088 (of which 2,508,798 were Series Seed-I Preferred Stock and 1,432,290 were Series Seed Preferred Stock) and 3,832,580 (of which 2,508,798 were Series Seed-I Preferred Stock and 1,323,782 were Series Seed Preferred Stock), respectively.

**Equity Incentive plans**

The Company's Board of Directors adopted an Equity Incentive Plan in 2014, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to

qualify under Code Section 422, NSOs (Non-statutory Stock Options), Restricted stock, Restricted stock units, and stock appreciation rights. Only Employees are eligible for the grant of ISOs. The plan is effective for a term of ten (10) years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 3,374,328 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

As of December 31, 2021, and December 31, 2020, the total number of options granted under this plan was nil and the total number of outstanding rights to purchase common stock was nil.

**Off-Balance Sheet Arrangements**

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

**Contingencies**

There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company

**Subsequent events**

The Company evaluated subsequent events through August 30, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.